

Mail Stop 3720

October 4, 2017

Jeff Schneider
Chief Executive Officer
Royalty Flow, Inc.
1550 Larimer Street, Suite 769
Denver, CO 80202

> **Re:** **Royalty Flow, Inc.**
> **Offering Statement on Form 1-A**
> **Filed September 25, 2017**
> **File No. 024-10745**

Dear Mr. Schneider:

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Offering Circular Summary, page 2

1. We note you emphasize the increase in royalties earned by the Eminem catalog between calendar year 2015 to calendar year 2016 and for calendar year 2016 over calendar year 2015. However, the financial information provided on the next page reflects great variability in the royalties from 2011 through 2017 and a significant drop in royalties over the most recent periods. Please balance your "financial highlights" with appropriate disclosure highlighting the variability and recent drop in royalties.

Use of Proceeds, page 24

2. Clarify how the Company will exercise either Option by November 15, 2017 if the deadline to raise the minimum amount in the offering is April 25, 2018.

3. You state that to the extent that any awards under your equity incentive plan are settled in cash, you may use of a portion of the proceeds to compensate your officers and directors. Please explain why the officers and directors of your company are exempt from the broker-dealer registration requirements in light of these possible payments that they may receive in connection with the use of proceeds from this offering. Please also explain whether the directors and officers will be paid compensation in connection with any other activities, such as soliciting investors.

Plan of Distribution, page 54

4. Revise your disclosure to indicate the fees that will be paid to Folio Investments for its services.

Procedures for Subscribing, page 54

5. Please further clarify the timing logistics of your Option to purchase as connected to this offering. For example, we note that you state that in the event the Minimum Offering amount has been deposited by the last day of the Minimum Offering Period, the company may extend its Option to purchase beyond the November 15, 2017 with written consent. We note that the last day of the Minimum Offering Period is April 25, 2018. Clarify how the company can extend its Option beyond November 15, 2017 on April 25, 2018.

Index to Financial Statements
Royalty Flow Inc. page F-1

6. Please revise the index to the financial statements to clearly identify the Statements of Revenue and Recovery as financial information of Eminem Royalty Interests. Also disclose on the index page that you have not presented audited financial statements of the registrant, Royalty Flow Inc. since the company was only recently formed, has not commenced operations and has nominal assets and liabilities as disclosed at page F-7.

Unaudited Pro Forma Condensed Financial Information, page F-7

7. Please provide additional insight on how you determined the value of the Option. We note your disclosure that the Option is expected to be assigned by the Stockholder in exchange for 116,667 shares of the Company's common stock but you do not further describe how you arrived at the share count or determined the underlying value of the shares to be exchanged. Please disclose the valuation methodologies you used for

the Option and your common stock and discuss the significant factors and assumptions used.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: David Crandall
       Hogan Lovells US LLP